Exhibit 15-A

Independent Accountants’ Review Report

Board of Directors

National Steel Corporation

We have reviewed the accompanying condensed consolidated statement of net liabilities in liquidation of National Steel Corporation and subsidiaries, debtor-in-possession, (the Company) as of June 30, 2003, and the related condensed consolidated statements of operations for the period from April 1, 2003 through May 20, 2003 and for the period from January 1, 2003 through May 20, 2003 and for the three and six month period ended June 30, 2002, the condensed consolidated statements of cash flows for the period from January 1, 2003 through May 20, 2003 and the six month period ended June 30, 2002, and the condensed consolidated statements of changes in stockholders’ deficit for the period from January 1,  2003 through May 20, 2003.  In addition, we have reviewed the related statement of changes in net liabilities in liquidation for the period from May 21, 2003 through June 30, 2003.  These financial statements are the responsibility of the Company’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants.  A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters.  It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States with the objective of expressing an opinion regarding the financial statements taken as a whole.  Accordingly, we do not express such an opinion.

As described in Note 1 to the financial statements, on May 20, 2003 the Company ceased operations,  sold substantially all of its steelmaking and finishing assets, and commenced liquidation.    As a result, the company has changed its basis of accounting for periods subsequent to May 20, 2003 from a going concern basis to a liquidation basis.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

We have previously audited, in accordance with auditing standards generally accepted in the United States, the consolidated balance sheet of National Steel Corporation and subsidiaries as of December 31, 2002, and the related consolidated statements of income, cash flows and stockholders’ deficit for the year then ended (not presented herein), and in our report dated February 5, 2003, except for Notes 1 and 10, as to which the date is March 25, 2003, we expressed an unqualified opinion on those consolidated financial statements.  However, our report on those consolidated financial statements includes a description of conditions that raise substantial doubt about the Company’s ability to continue as a going concern, as more fully described in Notes 1 to those consolidated financial statements.  In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 presented on a going concern basis, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Ernst & Young LLP

Indianapolis, Indiana

October 1, 2003